SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3G

                    Under the Securities Exchange Act of l934

                                (Amendment No. 1)



                             Isolyser Company, Inc.
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                         (Title and Class of Securities)



                                   464888-10-6
                                 (CUSIP Number)








397703.1

CUSIP NO. 464888-10-6                                              Page 2 of 6



 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                                Robert L. Taylor
                                 SS# ###-##-####

 (2)  Check the Appropriate Box if a Member of a Group

         (a)    .

         (b)    .

 (3)  SEC Use Only


 (4)  Citizenship or Place of Organization

                                                   United States

Number of                            (5)  Sole Voting Power    -    3,037,483*
Shares Beneficially
Owned by Each                        (6)  Shared Voting Power  -            0*
Reporting Person With
                                     (7)  Sole Dispositive Power  - 3,037,483*

                                     (8)  Shared Dispositive Power -       0*

 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                                3,037,483 shares*

(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares    .

(11)  Percent of Class Represented by Amount in Row 9

                                  7.7 percent*

 (12)  Type of Reporting Person

                                                        IN


397703.1

CUSIP NO. 464888-10-6                                              Page 3 of 6



* Reflects a 2 for 1 split of the Common Stock of the Company, declared on September 1, 1995, which was effected as a stock dividend on October 2, 1995 to shareholders of record on September 15, 1995. Includes 13,333 shares of Common Stock which are issuable upon the exercise of currently exercisable options. Also includes 2,600 shares of Common Stock held as custodian for the reporting person's minor child.

397703.1

CUSIP NO. 464888-10-6                                              Page 4 of 6



Item l(a).  Name of Issuer:

         Isolyser Company, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         650 Engineering Drive
         Norcross, Georgia  30092


Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         650 Engineering Drive
         Norcross, Georgia  30092

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.001 Par Value

Item 2(e).  CUSIP Number:

         464888-10-6

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover pages

         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           See item (5) of cover pages


397703.1

CUSIP NO. 464888-10-6                                              Page 5 of 6



                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover pages

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover pages

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class:

                  [      ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable

397703.1

CUSIP NO. 464888-10-6                                              Page 6 of 6


Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



Robert L. Taylor                                       February 10, 1997
Robert L. Taylor

                                                       Date


397703.1